UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              GOLDEN TELECOM, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   38122G107
                                   ---------
                                 (CUSIP Number)

                             Vladimir Lechtman, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                           Robert S. Strauss Building
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 5, 2002
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 40 Pages
                             Exhibit Index: Page 16

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 2 of 40 Pages


1 Names of Reporting Persons

     I.R.S. Identification Nos. of above persons (entities only)

             ALFA TELECOM LIMITED

2 Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a.  [ ]
                                               b.  [x]*
3 SEC Use Only

4 Source of Funds (See Instructions)

             Not Applicable

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


6 Citizenship or Place of Organization


             British Virgin Islands

        Number of             7          Sole Voting Power
          Shares                              10,731,707
        Beneficially
          Owned By            8          Shared Voting Power
           Each                                0
        Reporting             9
          Person                         Sole Dispositive Power
           With                               10,731,707
                             10
                                         Shared Dispositive Power
                                               0

11 Aggregate Amount Beneficially Owned by Each Reporting Person


                                    10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


                                    [X]

13 Percent of Class Represented By Amount in Row (11)


                                    40.00%*

14 Type of Reporting Person (See Instructions)


                                    OO; HC

*     See Items 5 and 6 hereof.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 3 of 40 Pages


1     Names of Reporting Persons

      I.R.S. Identification Nos. of above persons (entities only)

             ALFA FINANCE HOLDINGS S.A.

2 Check the Appropriate Box if a Member of a Group (See Instructions)

                                                      a.  [_]
                                                      b.  [x]*

3 SEC Use Only

4 Source of Funds (See Instructions)

             Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6 Citizenship or Place of Organization


                  Luxembourg

        Number of             7          Sole Voting Power
          Shares                              10,840,647*
        Beneficially
          Owned By            8          Shared Voting Power
           Each                                0
        Reporting             9
          Person                         Sole Dispositive Power
           With                              10,840,647*
                             10
                                         Shared Dispositive Power
                                               0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,840,647*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [  ]

13 Percent of Class Represented By Amount in Row (11)

                                    40.41%*

14 Type of Reporting Person (See Instructions)

                                    OO; HC

*     See Items 5 and 6 hereof.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 4 of 40 Pages


1     Names of Reporting Persons

     I.R.S. Identification Nos. of above persons (entities only)

             CTF HOLDINGS LIMITED

2     Check the Appropriate Box if a Member of a Group (See Instructions)

                                                      a.  [_]
                                                      b.  [x]*

3 SEC Use Only

4 Source of Funds (See Instructions)


             Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6 Citizenship or Place of Organization


                  Gibraltar

        Number of             7          Sole Voting Power
          Shares                              10,840,647*
        Beneficially
          Owned By            8          Shared Voting Power
           Each                                0
        Reporting             9
          Person                         Sole Dispositive Power
           With                              10,840,647*
                             10
                                         Shared Dispositive Power
                                               0


11 Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,840,647*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [  ]

13 Percent of Class Represented By Amount in Row (11)

                                    40.41%*

14 Type of Reporting Person (See Instructions)

                                    OO; HC

*     See Items 5 and 6 hereof.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                           Page 5 of 40 Pages


1     Names of Reporting Persons

     I.R.S. Identification Nos. of above persons (entities only)

             CROWN FINANCE FOUNDATION

2 Check the Appropriate Box If a Member of a Group (See Instructions)

                                                      a.  [_]
                                                      b.  [x]*

3 SEC Use Only

4 Source of Funds (See Instructions)

             Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6 Citizenship or Place of Organization


                  Liechtenstein

        Number of             7          Sole Voting Power
          Shares                              10,840,647*
        Beneficially
          Owned By            8          Shared Voting Power
           Each                                0
        Reporting             9
          Person                         Sole Dispositive Power
           With                              10,840,647*
                             10
                                         Shared Dispositive Power
                                               0


11 Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,840,647*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [  ]

13 Percent of Class Represented By Amount in Row (11)

                                    40.41%*

14 Type of Reporting Person (See Instructions)

                                    OO

*     See Items 5 and 6 hereof.

                                                              Page 6 of 40 Pages


      This Amendment No. 4 on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Shares"), of Golden Telecom, Inc. (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D, dated May 21, 2001; Amendment No. 1 thereto, dated July 20, 2001; Amendment No. 2 thereto, dated September 13, 2001; and Amendment No. 3 thereto, dated February 28, 2002 (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 4 is being filed by the Reporting Persons in connection with the execution of a New Shareholders
Agreement (as defined herein) and a New Standstill Agreement (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.      Identity and Background.

      This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

             (i)     Alfa Telecom Limited ("Alfa Telecom");

             (ii)    Alfa Finance Holdings S.A. ("Alfa Finance");

             (iii)   CTF Holdings Limited ("CTF Holdings"); and

             (iv)    Crown Finance Foundation ("Crown Finance").

      This Statement relates to Shares held for the accounts of Alfa Telecom and a British Virgin Islands company ("BVI Sub"), the sole shareholder of which is Alfa Finance.

                              The Reporting Persons

      Alfa Telecom is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

      Alfa Finance is a Luxembourg limited liability company with its principal address at 400 Route d'Esch, L-1471, Luxembourg. The principal business of Alfa Finance is to function as a holding company. Alfa Finance is the sole shareholder of each of Alfa Telecom and BVI Sub and, in such capacity, may be deemed to be the beneficial owner of Shares held for the accounts of each of Alfa Telecom and BVI Sub. Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

      CTF Holdings is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. Effective as of February 27, 2002, in connection with an internal reorganization in which ultimate economic interest did not change, CTF Holdings transferred, for nominal consideration, its entire 68.75% interest in Alfa Finance to the following entities in the same percentages as the owners of such entities hold interests in Crown Finance, the sole shareholder of CTF Holdings: Cotesmore Holdings Limited, a Bahamas corporation, the sole shareholder of which is Mikhail Fridman ("Cotesmore"), Laketown Services Limited, an Isle of Man corporation, the sole shareholder of which is Alexey Kuzmichev ("Laketown"), and Bardsley Investment Corp., a British Virgin Islands corporation, the sole shareholder of which is German Kahn

                                                              Page 7 of 40 Pages

("Bardsley" and, together with Cotesmore and Laketown, the "Holding Companies"). The owners of the Holding Companies are also members of the Supervisory Board (as described below). Pursuant to an agreement dated as of February 27, 2002, by and among CTF Holdings, Cotesmore, Laketown, Bardsley and Alfa Finance (the "Administration Agreement"), each of Cotesmore, Laketown and Bardsley granted CTF Holdings a power of attorney to take certain actions with respect to its respective interest in Alfa Finance. As a result of the Administration Agreement, CTF Holdings may be deemed to be the beneficial owner of Shares held for the accounts of each of Alfa Telecom and BVI Sub. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

      Crown Finance is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity and by virtue of the Administration Agreement, may be deemed to be the beneficial owner of Shares held for the accounts of each of Alfa Telecom and BVI Sub. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

      The Supervisory Board coordinates the strategic development of a group of affiliated entities, often referred to as "Alfa Group Consortium," which includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

      During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.      Purpose of Transaction.

      The information set forth in Items 5 and 6 hereof is hereby incorporated by reference into this Item 4.

      Each of Peter Aven, Andrey Kosogov and Tigran Agadjanov has served as a director of the Issuer since May 11, 2001. Mr. Aven is chairman of the board of directors of the Issuer. Mr. Aven and Mr. Kosogov are directors of Alfa Finance. Mr. Agadjanov is a managing director of an affiliate of the Reporting Persons.

      As directors of the Issuer, Mr. Aven, Mr. Kosogov and Mr. Agadjanov may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D. In addition,  as a result of their beneficial  ownership positions, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

      Alfa Telecom has entered into the New Shareholders Agreement (as described in Items 5 and 6 hereof and a copy of which is attached hereto as Exhibit O), which contains certain provisions for the nomination and removal of the directors of the Issuer, and the New Standstill Agreement (as described in Items

                                                              Page 8 of 40 Pages

5 and 6 hereof and a copy of which is attached hereto as Exhibit N), which contains certain provisions relating to business combinations, proxy contests and the acquisition of securities of the Issuer.

      The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.      Interest in Securities of the Issuer.

      The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 5.

      (a)    (i)   Alfa  Telecom  may be  deemed  the  beneficial  owner  of the
10,731,707 Shares held for its own account (approximately 40.00% of the total number of Shares outstanding).

             (ii) Each of Alfa Finance, CTF Holdings and Crown Finance may be deemed the beneficial owner of 10,840,647 Shares (approximately 40.41% of the total number of Shares outstanding). This number consists of (i) 10,731,707 Shares held for the account of Alfa Telecom and (ii) 108,940 Shares held for the account of BVI Sub.

             (iii) The Issuer, OAO Rostelecom, a company organized in the Russian Federation ("RTK"), Alfa Telecom, Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership ("CIG"), Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish") and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS Fund" and, together with Cavendish, "Barings") entered into a Shareholders Agreement, dated as of September 5, 2002 (the "New Shareholders Agreement"), and a Standstill Agreement, dated as of September 5, 2002 (the "New Standstill Agreement"), which supersede the Shareholders Agreement, dated as of May 11, 2001 (the "Old Shareholders Agreement"), and the Standstill Agreement, dated as of March 31, 2001 (the "Old Standstill Agreement"), respectively.

                   Reference  is made  to such  statements  on  Schedule  13D or
Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, CIG, Cavendish and First NIS Regional Fund for information regarding such entities, their respective beneficial ownership of Shares and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons' knowledge, as of September 6, 2002, each of RTK, CIG, Cavendish and First NIS Regional Fund, respectively, may be deemed to beneficially own the following numbers of Shares: RTK - 4,024,067 (15.00% of the Issuer); CIG - 2,166,405 (8.08% of the Issuer); Cavendish - 1,844,469 (6.88% of
the Issuer) and First NIS Regional Fund - 723,907 (2.70% of the Issuer). To the best of the Reporting Persons' knowledge, as of September 6, 2002, RTK, CIG, Cavendish, First NIS Regional Fund and certain of the Reporting Persons, in the aggregate but not individually, may be deemed to beneficially own 19,599,495 Shares (73.06% of the Issuer). This number includes the 108,940 Shares held for the account of BVI Sub. All percentages reported herein are calculated on the basis of the Issuer having 26,827,115 Shares issued and outstanding as a result of the issuance of 4,024,067 Shares to RTK. The Reporting Persons and any other person named in response to Item 2 hereof disclaim beneficial ownership of any Shares held by RTK, CIG, Cavendish or First NIS Regional Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in response to Item 2 hereof is part of a "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act

                                                              Page 9 of 40 Pages

of 1934 (the "Exchange Act") and Rule 13d-5 under the Exchange Act) or is the beneficial owner of any Shares beneficially owned by RTK, CIG, Cavendish or First NIS Fund.

      (b)    (i)   Each of the Reporting  Persons may be deemed to have the sole power to direct the voting and disposition of the 10,731,707 Shares held for the account of Alfa Telecom.

             (ii) Each of Alfa Finance, CTF Holdings and Crown Finance may be deemed to have the sole power to direct the voting and disposition of the 108,940 Shares held for the account of BVI Sub.

             (iii) Under the terms of the New Shareholders Agreement, Alfa Telecom has agreed to take such actions as are necessary from time to time to maintain the composition of the board of directors of the Issuer in accordance with the terms of Section 3 of the New Shareholders Agreement. These actions include, without limitation, the voting of Shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the board of directors, the waiving of notice of and attendance at meetings, the amendment of the Issuer's by-laws and the like. As noted above, the Reporting Persons and any other person named in Item 2 hereof disclaim beneficial ownership of any Shares held by RTK, CIG, Cavendish or First NIS Regional Fund.

      (c) There have been no transactions effected with respect to the Shares since July 11, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

      (d) The shareholder of each of Alfa Telecom and BVI Sub has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Alfa Telecom and BVI Sub in accordance with its ownership interest in Alfa Telecom and BVI Sub.

      (e)    Not applicable.

Item 6.      Contracts,  Arrangements,   Understandings  or  Relationships  with
             Respect to Securities of the Issuer.

      The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6.

      This Item 6 is supplementally amended as follows:

      New Standstill Agreement. As disclosed in Items 4 and 5 hereof, the Issuer, RTK, Alfa Telecom, CIG, Cavendish and First NIS Fund entered into the New Standstill Agreement, dated as of September 5, 2002, pursuant to which each of them agreed, among other things, not to (i) engage in "business combinations" with the Issuer (within the meaning of such term in Section 203 of the Delaware General Corporation Law), (ii) acquire Shares of voting stock of the Issuer in excess of specified levels and (iii) engage in proxy contests in respect of Shares of voting stock of the Issuer, in each case for a period of two years following the date of the New Standstill Agreement. In addition, the New Standstill Agreement grants to each of RTK, Alfa Telecom, CIG, Cavendish and First NIS Fund a limited pre-emptive right to acquire its pro rata share of new securities (on a fully diluted basis) issued by the Issuer from time to time during the term of the New Standstill Agreement, which expires upon the occurrence of any of the following: (i) the mutual agreement of the parties thereto, (ii) the voluntary or involuntary filing of a petition in bankruptcy by or against the Issuer, (iii) an event of insolvency affecting the Issuer, or the appointment of a receiver for the Issuer or (iv) on the second anniversary of the date of the New Standstill Agreement. A copy of the New Standstill Agreement, which amends and restates the Old Standstill Agreement, is attached hereto as Exhibit N and is incorporated herein by reference.

                                                             Page 10 of 40 Pages

      New Shareholders Agreement. As disclosed in Items 4 and 5 hereof, the Issuer, RTK, Alfa Telecom, CIG, Cavendish and First NIS entered into the New Shareholders Agreement, dated as of September 5, 2002, which supersedes the Old Shareholders Agreement in its entirety. The New Shareholders Agreement provides for certain tag-along rights exercisable by CIG, RTK and/or Barings in the event that Alfa Telecom proposes to transfer Shares to a third party who will own, directly or indirectly, at least one-third of the Issuer's Shares (as adjusted for capital changes) immediately after such transfer. Upon the exercise by CIG, RTK and/or Barings of such right, the exercising party may sell to the third party its pro rata portion of the Shares covered by the third party offer.

      The New Shareholders Agreement further provides for the nomination and removal of directors of the Issuer. Subject to certain conditions, Alfa Telecom has the right to designate three directors. CIG and Barings each have the right to designate one director. RTK has the right to designate two directors, one of whom shall be independent and financially literate. In addition, the directors sitting on the board of directors of the Issuer on the date the board adopts resolutions concerning the Issuer's annual meeting of stockholders shall designate two directors, which directors, if required by applicable marketplace rules, shall be independent and financially literate. Upon Alfa Telecom's ceasing to own at least 15% of the issued and outstanding Shares, the number of directors designated by Alfa Telecom shall be reduced to two. Upon RTK's ceasing to own at least 10% of the issued and outstanding Shares, the number of directors designated by RTK shall be reduced to one. Upon any of Alfa Telecom, RTK, CIG or Barings ceasing to own at least 3% of the issued and outstanding Shares, the board representation rights of such entity shall terminate. The Issuer and each of RTK, Alfa Telecom, Barings and CIG have agreed that, as long as the voting agreement set forth in Section 3 of the New Shareholders Agreement remains in effect, each of them will take all actions (including, without limitation, the voting of Shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the board of directors, the waiving of notice and attendance at meetings, the amendment of the Issuer's by-laws and the like) necessary from time to time to maintain the composition of the board of directors specified in Section 3 of the New Shareholders Agreement in accordance with the terms of such provision.

      In addition, the New Shareholders Agreement contains procedures relating to the approval of special transactions which involve, directly or indirectly, a value exceeding 5% of the total consolidated assets of the Issuer and its subsidiaries and include provisions relating to the proposal of special transactions by directors as well as the retention in certain cases of an independent special consultant to review a special transaction.

      The New Shareholders Agreement also includes an acknowledgment by the Issuer that, pursuant to an assignment effected on May 11, 2001 by Global TeleSystems Europe Holdings B.V. ("GTS") to Alfa Telecom of all of GTS's rights under the GTS Registration Rights Agreement, dated as of October 5, 1999 (the "GTS Registration Rights Agreement"), Alfa Telecom has registration rights with respect to Alfa Telecom's Original Shares (as defined in the New Shareholders Agreement), which include three Demand Registration rights (as defined in the GTS Registration Rights Agreement).

      The New Shareholders Agreement shall terminate upon the later of (i) May 11, 2004 (the third anniversary of the Closing) or (ii) the date of the Issuer's annual meeting of stockholders to be held in 2004. The New Shareholders Agreement will also terminate as to any of RTK, Alfa Telecom, Barings and CIG if such entity ceases to hold at least 1.5% of the issued and outstanding Shares. The provisions in Section 2 of the New Shareholders Agreement regarding tag-along rights upon certain sales by Alfa Telecom will terminate as to Barings or CIG if such entity ceases to hold at least 2.5% of the issued and outstanding Shares. The New Shareholders Agreement is attached hereto as Exhibit O and is incorporated herein by reference.

                                                             Page 11 of 40 Pages

      From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions and may purchase securities for the purpose of closing out short positions in such securities.

      The forgoing descriptions of the New Shareholders Agreement and the New Standstill Agreement do not purport to be complete and are qualified in their entirety by the terms of the New Shareholders Agreement and the New Standstill Agreement, which are incorporated herein by reference.

      Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.      Material to be Filed as Exhibits.

      The Exhibit Index is incorporated herein by reference.

                                                             Page 12 of 40 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:     September 9, 2002                    ALFA TELECOM LIMITED


                                               By:    /s/ Pavel Nazarian
                                                     ---------------------------
                                                     Pavel Nazarian
                                                     Director


Date:     September 9, 2002                    ALFA FINANCE HOLDINGS S.A.


                                               By:   /s/ Andrey Kosogov
                                                     ---------------------------
                                                     Andrey Kosogov
                                                     Director


Date:     September 9, 2002                    CTF HOLDINGS LIMITED


                                               By:  /s/ Franz Wolf
                                                    ---------------------------
                                                    Franz Wolf
                                                    Director


Date:     September 9, 2002                    CROWN FINANCE FOUNDATION


                                               By:  /s/ Franz Wolf
                                                    ---------------------------
                                                    Franz Wolf
                                                    Attorney-in-Fact

                                                             Page 13 of 40 Pages

                                     ANNEX A

                 Directors and Officers of Alfa Telecom Limited

Name/Title/Citizenship                            Principal Occupation                     Business Address
---------------------                             --------------------                     ---------------

    Pavel Nazarian                                Director, Administrative and Financial   Suite 1, 4 Irish Place,
    Director                                      Manager of Alfa Bank Holdings Limited    Gibraltar
    (Russia)

    Joseph Moss                                   Administrative Director of Crown         Suite 3, 4 Irish Place,
    Director                                      Resources AG                             Gibraltar
    (United Kingdom)


              Directors and Officers of Alfa Finance Holdings S.A.


Name/Title/Citizenship                            Principal Occupation                     Business Address
---------------------                             --------------------                     ---------------

    Peter Aven                                    President of OJSC Alfa Bank              11 Mashy Poryvaevoy Street,
    Director                                                                               107078 Moscow, Russia
    (Russia)

    Mikhail Fridman                               Chairman of the Board of Directors of    11 Mashy Poryvaevoy Street,
    Director                                      OJSC Alfa Bank                           107078 Moscow, Russia
    (Russia)

    David Gould                                   Deputy Director of Corporate             3 Smolenskaya Square,
    Director                                      Development, Finance and Control for     121099 Moscow, Russia
    (United States)                               CTF Holdings Limited

    Alexander Knaster                             Chief Executive Officer of OJSC Alfa     11 Mashy Poryvaevoy Street,
    Director                                      Bank                                     107078 Moscow, Russia
    (United States)

    Andrey Kosogov                                First Deputy Chairman of the Executive   11 Mashy Poryvaevoy Street,
    Director                                      Board of Directors of  OJSC Alfa Bank    107078 Moscow, Russia
    (Russia)

    Alexey Kuzmichev                              Chairman of the Board of Directors of    21 Novy Arbat Street,
    Director                                      Crown Resources AG                       121019 Moscow, Russia
    (Russia)

    Aleksandr Tolchinsky                          Head of the Corporate Finance            12 Acad. Sakharov Prospect, 107078
    Director                                      Department of OJSC Alfa Bank             Moscow, Russia
    (United States)


                                                             Page 14 of 40 Pages


                 Directors and Officers of CTF Holdings Limited


Name/Title/Citizenship                            Principal Occupation                     Business Address
---------------------                             --------------------                     ---------------

    Adrian Collister                              Director and Chartered Accountant,       ESC International -
    Director                                      ESC, International                       Gibraltar Office -
    (United Kingdom)                                                                       P.O. Box 398, Ground Floor,
                                                                                           Neptune House, Marina Bay,
                                                                                           Gibraltar


    Alla Koudriavtseva                            Director of CTF Holdings Limited         Suite 2, 4 Irish Place,
    Director                                                                               Gibraltar
    (Russia)

    Franz Wolf                                    Director of CTF Holdings Limited         Suite 2, 4 Irish Place,
    Director                                                                               Gibraltar
    (Germany)


               Directors and Officers of Crown Finance Foundation


Name/Title/Citizenship                            Principal Occupation                     Business Address
---------------------                             --------------------                     ---------------

    Christian Rosenow                             Financial Advisor                        Claridenstrasse 25 CH-8002
    Director                                                                               Zurich, Switzerland
    (Switzerland)

    Dr. Norbert Seeger                            Attorney, ArComm Trust Company           Am Schragen Weg 14,
    Director                                                                               P.O. Box 1618, FL-9490 Vaduz,
    (Liechtenstein)                                                                        Liechtenstein

    Dr. Christian Zangerle                        Attorney, Law Office of Dr. Norbert      Am Schragen Weg 14,
    Director                                      Seeger                                   P.O. Box 1618, FL-9490 Vaduz,
    (Austria)                                                                              Liechtenstein


           Directors of the Supervisory Board of Alfa Group Consortium


Name/Title/Citizenship                            Principal Occupation                     Business Address
---------------------                             --------------------                     ---------------

    Peter Aven                                    President of OJSC Alfa Bank              11 Mashy Poryvaevoy Street,
    Director                                                                               107078 Moscow, Russia
    (Russia)

    Alexander Fain                                Chief Executive Officer of               21 Novy Arbat Street,
    Director                                      LLC Alfa Eco                             121019 Moscow, Russia
    (Russia)

                                                             Page 15 of 40 Pages

    Gleb Fetisov                                  Member of the Federal Assembly of the    11-6 Pozharisky per,
    Director                                      Russian Federation as a Representative   119034 Moscow, Russia
    (Russia)                                      of the Region of Voronezh

    Mikhail Fridman                               Chairman of the Board of Directors of    11 Mashy Poryvaevoy Street,
    Director                                      OJSC Alfa Bank                           107078 Moscow, Russia
    (Russia)

    Michail Gamzin                                Chief Executive Officer of United Food   3rd Golutvinsky per.,
    Director                                      Company                                  10, building 6,
    (Russia)                                                                               109180 Moscow, Russia

    German Khan                                   Member of the Board of Directors of      18/2, Schipok Street,
    Director                                      OJSC Tyumen Oil Company                  113097 Moscow, Russia
    (Russia)

    Vladimir Bernstein                            Director of Strategic and Investment     3 Smolenskaya Square,
    Director                                      Planning of Alfa Group                   121099 Moscow, Russia
    (Russia)

    Alexander Kosiyanenko                         Chief Executive Officer of               14817 Moscow region, district of
    Director                                      JSC Perekrestok                          Mytischy, Paveltsevo village,
    (Russia)                                                                               Russia

    Alexey Kuzmichev                              Chairman of the Board of Directors of    21 Novy Arbat Street,
    Director                                      Crown Resources AG                       121019 Moscow, Russia
    (Russia)

    Nigel Robinson                                Director of Corporate Development,       3 Smolenskaya Square,
    Director                                      Finance and Control of Alfa Group        121099 Moscow, Russia
    (United Kingdom)

    Leonard Vid                                   Chairman of the Executive Board of       11 Mashy Poryvaevoy Street,
    Director                                      Directors of OJSC Alfa Bank              107078 Moscow, Russia
    (Russia)



      To the best of the Reporting Persons' knowledge:

             (a) With the exceptions of 1,000 Shares held for the account of Aleksandr Tolchinsky and 20,000 Shares held for the account of Alexander Knaster, none of the above persons hold any Shares.

             (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 16 of 40 Pages

                                  EXHIBIT INDEX

                                                                       Page No.
                                                                       --------
M.    Power of Attorney for Crown Finance Foundation, dated
      as of July 4, 2002, granted by Dr. Norbert Seeger and
      Dr. Christian Zangerle in favor of Franz Wolf                       17

N.    Standstill Agreement, dated as of September 5, 2002,
      by and among Golden Telecom, Inc., OAO Rostelecom,
      Alfa Telecom  Limited, Capital International Global
      Emerging Markets Private Equity Fund, L.P.,
      Cavendish Nominees Limited and First NIS Regional
      Fund SICAV.                                                         18

O.    Shareholders  Agreement, dated as of September 5, 2002,
      by and among Golden Telecom, Inc., OAO  Rostelecom,
      Alfa Telecom Limited, Capital International Global Emerging
      Markets Private Equity Fund, L.P., Cavendish Nominees
      Limited and First NIS Regional Fund SICAV                           28